SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No   X

Banco Santander, S.A.

Item

1	Material Fact dated September 29, 2016

Item 1

MATERIAL FACT

Banco Santander hereby announces that at 8.00 a.m. tomorrow (UK time), 30 September, a meeting will be held in London with analysts and investors on Santander Group’s current situation and business outlook.

The documentation to be provided in the meeting will be made public in advance, when it is submitted to the CNMV and published on Banco Santander’s corporate website, www.santander.com.

Boadilla del Monte, Madrid, 29 September 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 29, 2016	By:	/s/ José García Cantera

Name: José García Cantera
Title: Chief Financial Officer